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March 11, 2024
VIA EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Austin Pattan, Staff Attorney
Jan Woo, Legal Branch Chief
Claire DeLabar, Senior Staff Accountant
Robert Littlepage, Accounting Branch Chief

Re:	Reddit, Inc.
Response to Letter dated March 5, 2024
Form S-1 Filed February 22, 2024
File No. 333-277256
To the addressees set forth above:
Reddit, Inc. (the “Company”) has filed with the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof an amendment (“Amendment No. 1”) to the Registration Statement on Form S-1 (the “Registration Statement”). The Company previously filed the Registration Statement on February 22, 2024. The Registration Statement has been revised to reflect the Company’s response to the comment letter to the Registration Statement received on March 5, 2024 from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s response to the Staff’s letter.
For ease of review, we have set forth below the comment of the Staff’s letter dated March 5, 2024 in bold type followed by the Company’s response thereto.
Form S-1 filed February 22, 2024
Financial Statements
Note 19. Subsequent Events, page F-33
1.Please expand the disclosure to include the amount of unrecognized stock compensation expense for the February 2024 grant of RSUs.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-34 of the Registration Statement accordingly.
* * *

March 11, 2024

We hope the foregoing answer is responsive to your comment. Please do not hesitate to contact me by telephone at (650) 470-4993 or by email (sarah.axtell@lw.com) with any questions or comments regarding this correspondence.

Sincerely,

/s/ Sarah Axtell
Sarah Axtell
of LATHAM & WATKINS LLP

cc:	Steven Huffman, Reddit, Inc.
Andrew Vollero, Reddit, Inc.
Benjamin Lee, Reddit, Inc.
Anthony J. Richmond, Latham & Watkins LLP
Richard A. Kline, Latham & Watkins LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP
Emily Roberts, Davis Polk & Wardwell LLP
Elizabeth LeBow, Davis Polk & Wardwell LLP